UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mikron Infrared, Inc.

(Name of Issuer)

Common Stock

(Title and Class of Securities)

59862R103

(CUSIP Number)

Vivek Joshi

LumaSense Technologies, Inc.

3033 Scott Blvd.

Santa Clara, California 95054

(408) 427-1600

with a copy to:

Daniel R. Mitz, Esq.

Sean M. McAvoy, Esq.

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

(650) 739-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59862R103	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON

LumaSense Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

None
8 SHARED VOTING POWER

1,195,229 (1)
9 SOLE DISPOSITIVE POWER

None
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,195,229 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.39% (2)
14	TYPE OF REPORTING PERSON

CO

1	See Item 6 hereof. By virtue of the Support Agreements described in Items 3 and 4 hereof, the reporting persons may be deemed to be a group with the Shareholders described in Items 3 and 4 within the meaning of Section 13(d)(3) of the Act, and, as a result, the reporting persons may be deemed to have beneficial ownership of the common stock, par value of one-third cent per share, of Mikron Infrared, Inc. (“Common Stock”) beneficially owned by such Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
2	The calculation of the percentage is based on 5,588,556 shares of Common Stock issued and outstanding as of February 7, 2007, which number is based on the representations made by Mikron Infrared, Inc. in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

CUSIP No. 59862R103	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON

Lumasense LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

None
8 SHARED VOTING POWER

1,195,229 (1) (2)
9 SOLE DISPOSITIVE POWER

None
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,195,229 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.39% (3)
14	TYPE OF REPORTING PERSON

OO

1	Solely in its capacity as majority stockholder of LumaSense Technologies, Inc.
2.	See Item 6 hereof. By virtue of the Support Agreements described in Items 3 and 4 hereof, the reporting persons may be deemed to be a group with the Shareholders described in Items 3 and 4 within the meaning of Section 13(d)(3) of the Act, and, as a result, the reporting persons may be deemed to have beneficial ownership of the common stock, par value of one-third cent per share, of Mikron Infrared, Inc. (“Common Stock”) beneficially owned by such Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
3	The calculation of the percentage is based on 5,588,556 shares of Common Stock issued and outstanding as of February 7, 2007, which number is based on the representations made by Mikron Infrared, Inc. in the Agreement and Plan of Merger described in Items 3 and 4 hereof.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value one-third cent per share (the “Common Stock”), of Mikron Infrared, Inc., a New Jersey corporation (the “Company”). The Company’s principal executive offices are located at 16 Thornton Road, Oakland, New Jersey 07436.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) - (c) and (f)

This Statement is being filed jointly by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) LumaSense Technologies, Inc., a Delaware corporation (“LumaSense Technologies”), and (ii) Lumasense LLC, Delaware limited liability company (“Lumasense LLC”).

LumaSense Technologies is a majority owned subsidiary of Lumasense LLC. The principal business of LumaSense Technologies is to provide sensor instrumentation to the utility, industrial, medical, semiconductor, environmental, transportation, aerospace & defense and oil & gas industries. The President, Chief Executive Officer and Secretary and a director of LumaSense Technologies is Vivek Joshi, who is a United States citizen and whose principal occupation or employment is as President, Chief Executive Officer and Secretary of LumaSense Technologies. The Chief Financial Officer of LumaSense Technologies is William Tinsley, who is a United States citizen and whose principal occupation or employment is as Chief Financial Officer of LumaSense Technologies. The Executive Vice President and Chief Commercial Officer of LumaSense Technologies is Nadim Maluf, who is a United States citizen and whose principal occupation or employment is as Executive Vice President and Chief Commercial Officer of LumaSense Technologies. The Chief Technical Officer of LumaSense Technologies is Anh Hoang, who is a United States citizen and whose principal occupation or employment is as Chief Technical Officer of LumaSense Technologies. The Vice President Global Operations of LumaSense Technologies is Shane Gibeson, who is a United States citizen and whose principal occupation or employment is as Vice President Global Operations of LumaSense Technologies. The Vice President Engineering of LumaSense Technologies is Steve Uhlir, who is a United States citizen and whose principal occupation or employment is as Vice President Engineering of LumaSense Technologies. There are four directors of LumaSense Technologies. One director is Mr. Joshi, as mentioned above. One director is Bharat Gupte, who is a United States citizen and whose principal occupation or employment is as Managing Director for Redwood Venture Partners. One director is David Walrod, who is a United States citizen and whose principal occupation or employment is as General Partner at Oak Investment Partners. One director is Michael E. Lehman, who is a United States citizen and whose principal occupation or employment is as Chief Financial Officer and Executive Vice President of Corporate Resources for Sun Microsystems, Inc. The principal business office address of each of LumaSense Technologies and Messrs. Joshi, Tinsley, Maluf, Hoang, Gibeson and Uhlir is 3033 Scott Blvd., Santa Clara, California 95054. The principal business office address of Mr. Gupte is c/o Redwood Venture Partners, 4984 El Camino Real, Los Altos, California 94022. The principal business office address of Mr. Walrod is c/o Oak Investment Partners, 525 University Avenue, Suite 1300, Palo Alto, California 94301. The principal business office address of Mr. Lehman is c/o Sun Microsystems, Inc., 4150 Network Circle, Santa Clara, California 95054.

The principal business of Lumasense LLC is investing in the securities of LumaSense Technologies. The Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary and a Manager of Lumasense LLC is Vivek Joshi, who is a United States citizen and whose principal occupation or employment is as President, Chief Executive Officer and Secretary of LumaSense

(Page 4 of 9 Pages)

Technologies. There are two Managers of Lumasense LLC. One Manager is Mr. Joshi, as mentioned above. The other Manager is David Walrod, who is a United States citizen and whose principal occupation or employment is as General Partner at Oak Investment Partners. The principal business office address of each of Lumasense LLC and Mr. Joshi is 3033 Scott Blvd., Santa Clara, California 95054. The principal business office address of Mr. Walrod is c/o Oak Investment Partners, 525 University Avenue, Suite 1300, Palo Alto, California 94301.

Based on the foregoing and the transactions and relationships described therein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

In addition, by virtue of the Support Agreements described in Items 3 and 4 hereof, the Reporting Persons may be deemed to be a group with the Shareholders described in Items 3 and 4 hereof within the meaning of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons and any of such Shareholders are a group, or have agreed to act as a group.

(d) and (e)

During the last five years, neither the Reporting Persons, nor, to the knowledge of any Reporting Person, any other person or entity referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In connection with the Merger Agreement described in Item 4 hereof, as a condition to the willingness of LumaSense Technologies to enter into the Merger Agreement, and as an inducement and in consideration therefor, LumaSense entered into Support Agreements, dated as of February 8, 2007 (the “Support Agreements”), with each of the following shareholders of the Company: Dennis L. Stoneman, individually; Dennis L. Stoneman and Eileen Stoneman, jointly; Kheikosrow Irani; James L. Hamling; Gerald D. Posner; Lawrence C. Karlson; Henry M. Rowan; and William J. Eckenrode (each, a “Shareholder” and collectively, the “Shareholders”). By reason of LumaSense Technologies’ entering into the Support Agreements with the Shareholders, and by reason of the irrevocable proxies contained therein, LumaSense Technologies may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreements. In addition, by virtue of its direct ownership of LumaSense Technologies’ capital stock, Lumasense LLC may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Support Agreements. The transactions contemplated by the Support Agreements do not require the expenditure of any funds. LumaSense Technologies anticipates that it will fund the transactions contemplated by the Merger Agreement through a combination of debt and equity financing. For a more detailed description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Merger Agreement

On February 8, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LumaSense Technologies and Red Acquisition Corporation, a New Jersey corporation

(Page 5 of 9 Pages)

and wholly owned subsidiary of LumaSense Technologies (“Merger Sub”), which provides that, subject to certain conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of LumaSense Technologies (the “Merger”).

At the effective time and as a result of the Merger, each share of the Company’s Common Stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive an amount of cash equal to $11.50, without interest. At the effective time of the Merger, outstanding Company stock options will be cancelled in exchange for an amount equal to the product of (i) the number of shares of Common Stock subject to such option, whether or not then exercisable, and (ii) the excess, if any, of $11.50 over the exercise price per share subject or related to such option.

Upon consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the initial directors of the surviving corporation. The officers of the Company immediately prior to the effective time of the Merger will be the initial officers of the surviving corporation.

Following the consummation of the Merger, LumaSense Technologies intends that the Common Stock will be deregistered under the Act and delisted from the Nasdaq Small-Cap Market.

Support Agreements

As noted in Item 3 above, in connection with the Merger Agreement, as a condition to the willingness of LumaSense Technologies to enter into the Merger Agreement, and as an inducement and in consideration therefor, LumaSense Technologies entered into the Support Agreements with the Shareholders. Pursuant to the Support Agreements, each Shareholder has agreed at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent in lieu of a meeting of the shareholders of the Company with respect to any of the following matters, such Shareholder shall, and shall use its best efforts to cause the holder of record of any shares of the Company’s Common Stock owned beneficially by such Shareholder to, vote such shares of the Company’s Common Stock: (i) in favor of adoption and approval of the Merger Agreement (as the same may be amended in accordance with its terms), the approval of the Merger and each other matter or transaction contemplated by the Merger Agreement or any agreement entered into pursuant thereto which may be submitted for the approval of the shareholders of the Company, and (ii) against approval of any proposal made in opposition to, or in competition with, the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or any agreements entered into pursuant thereto. The duties of each Shareholder set forth in this paragraph shall terminate automatically on the first to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the effective time of the Merger.

Concurrently with the execution of the Support Agreements, each Shareholder irrevocably appointed the officers and directors of LumaSense Technologies, and each of them, as such Shareholder’s proxies, with full power of substitution and resubstitution, to the full extent of such Shareholder’s rights with respect to the shares of the Company’s Common Stock beneficially owned by such Shareholder, to vote (or cause to be voted) the shares of the Company’s Common Stock to the extent described above.

Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(Page 6 of 9 Pages)

The summaries of the Merger Agreement, Support Agreements and irrevocable proxies contained in this Item 4 are qualified in their entireties by reference to the Merger Agreement, Support Agreements and irrevocable proxies attached to the Support Agreements. Copies of the Merger Agreement and Support Agreements are included as exhibits to this Statement and are being filed herewith.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Pursuant to the Support Agreements, the Reporting Persons may be deemed to beneficially own 1,195,229 shares of Common Stock, which are the shares of Common Stock beneficially owned by the Shareholders. Such shares represent 21.39% of the Company’s outstanding Common Stock, which is calculated based on a total of 5,588,556 shares of Common Stock outstanding as of February 7, 2007, which number of total outstanding shares is based on the representations made by the Company in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Pursuant to the Support Agreements, the Reporting Persons may be deemed to have shared power to vote 1,195,229 shares of Common Stock held beneficially by the Shareholders.

(c) Neither the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 of this Statement, has effected any transaction in the Common Stock during the past sixty days.

(d) To the knowledge of the Reporting Persons, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Shareholder.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 of this Statement is hereby incorporated by reference.

Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 of this Statement, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement and Plan of Merger, dated as of February 8, 2007, by and among LumaSense Technologies, Merger Sub and the Company

EXHIBIT B	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and Dennis L. Stoneman

EXHIBIT C	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies, Dennis L. Stoneman and Eileen Stoneman

(Page 7 of 9 Pages)

EXHIBIT D	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and Kheikosrow Irani

EXHIBIT E	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and James L. Hamling

EXHIBIT F	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and Gerald D. Posner

EXHIBIT G	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and Lawrence C. Karlson

EXHIBIT H	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and Henry M. Rowan

EXHIBIT I	Support Agreement, dated as of February 8, 2007, between LumaSense Technologies and William J. Eckenrode

EXHIBIT J	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) among the Reporting Persons

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

(Page 8 of 9 Pages)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2007

LUMASENSE TECHNOLOGIES, INC.

By:	/s/ Vivek Joshi
Name:	Vivek Joshi
Title:	Chief Executive Officer

LUMASENSE LLC

By:	/s/ Vivek Joshi
Name:	Vivek Joshi
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001)

(Page 9 of 9 Pages)